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SEC
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FEB 27 2008

Washington, DC
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SEC FILE NUMBER
8- 52818

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBGI Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Lexington Avenue (Suite 1401)
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George R. Schinkel, Chief Executive Officer 212-634-6348
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Georgallas, Stephen J. (Georgallas Nafash & Co.)
(Name – *if individual, state last, first, middle name*)

96 Lindwood Plaza PMB 380	Fort Lee	N.J.	07024-3701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/4/08

OATH OR AFFIRMATION

I, George R. Schinkel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBGI Securities Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/CFO
Title

Notary Public

DENISE MOORE
Notary Public, State of New York
No. 01MO6115749
Qualified in Kings County
Commission Expires September 13, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NBGI SECURITIES, INC.
(SEC I.D. No. 8-52818)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2007 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and supplemental report on internal control, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

Stephen J Georgallas CPA
96 Linwood Plaza #380
Fort Lee, NJ 07024
Tel: 1.201.461.0970
www.gncocpa@aol.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
NBGI Securities, Inc.:

I have audited the accompanying statement of financial condition of NBGI Securities, Inc. (the "Company") as of December 31, 2007, and the related statement of operations, cash flows and change in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, such financial statements presents fairly, in all material respects, the financial position of NBGI Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules "g" and "h" listed in the accompanying table of contents are presented for purposes of additional analysis and is not a required part of the basic financial statements, but are supplementary information requires by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

February 16, 2008

NBGI SECURITIES, INC.
(A Wholly-Owned Subsidiary of NBG International Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS		
Current Assets		
Cash and cash equivalents	$	636,239
Other assets		69,251
Total Current Assets		705,490
Fixed Assets (net of accumulated depreciation of $95)		1,097
TOTAL ASSETS	$	706,587
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accrued expenses and other liabilities	$	66,988
STOCKHOLDERS' EQUITY		
Common stock $.01 par value, 800 shares authorized, Issued and outstanding		8
Additional paid-in-capital		2,727,759
Accumulated deficit		(2,088,168)
Total stockholder's equity		639,599
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	706,587

See notes to financial statements

NBGI SECURITIES, INC.
(A Wholly-Owned Subsidiary of NBG International Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES	
International fees	$ 1,570,308
Interest	22,437
Other	75,000
Total revenues	1,667,745
EXPENSES	
Clearing broker charges	783,652
Employee compensation and benefits	526,499
Professional fees	88,318
Occupancy and equipment rental	54,646
Travel and entertainment	41,942
Information services	38,606
Other	37,664
Communications and data processing	18,809
Total expenses	1,590,136
INCOME BEFORE DEPRECIATION AND TAXES	77,609
Depreciation	95
Provision for income taxes	3,820
NET INCOME	$ 73,694

See notes to financial statements

NBGI SECURITIES, INC.
(A Wholly-Owned Subsidiary of NBG International Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS USED IN OPERATING ACTIVITIES	
Net income	$ 73,694
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	95
Change in assets and liabilities	
Increase in other assets	(27,737)
Decrease in accrued expenses and other liabilities	(153,506)
Net cash used in operating activities	(107,454)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(1,192)
Net cash used in investing activities	(1,192)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(108,646)
CASH AND CASH EQUIVALENTS - Beginning of Period	744,885
CASH AND CASH EQUIVALENTS - End of Period	$ 636,239

SUPPLEMENTAL DISCLOSURES:

Taxes paid	$ 4,839

See notes to financial statements

NBGI SECURITIES, INC.
(A Wholly-Owned Subsidiary of NBG International Inc.)

STATEMENT OF CHANGE IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
BALANCE, DECEMBER 31, 2006	$ 8	$ 2,727,759	$ (2,161,862)	$ 565,905
Net income	-	-	73,694	73,694
BALANCE, DECEMBER 31, 2007	$ 8	$ 2,727,759	$ (2,088,168)	$ 639,599

See notes to financial statements

Note 1 - Organization and Nature of Activities

NBGI Securities, Inc. (the "Company") is a wholly-owned subsidiary of NBG International Inc.(the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

The Company conducts a securities business primarily with institutions in the United States. The Company distributes research on companies listed on the Athens Stock Exchange and facilitates transactions on the exchange through its affiliate National Securities, S.A. This business supports the global capital markets strategy of the National Bank of Greece, S.A. (the "Ultimate Parent").

Note 2 – Summary of Significant Accounting Policies

A. Cash and Cash Equivalents

Cash equivalents include interest-earning deposits with maturities of three months or less.

B. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from the estimates.

C. Revenue Recognition

Revenues and related expenses arising from securities transactions are recorded on a trade date basis. International fees include commissions generated by research provided on specific companies listed on the Athens Stock Exchange for domestic investors with interests in companies on this exchange.

D. Income Taxes

The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statements. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Note 2 - Summary of Significant Accounting Policies (continued)

E. Fair Value of Financial Instruments

Substantially, all financial instruments on the Company's statement of financial condition are carried at fair value or at amounts which approximate fair value. Assets including cash and cash equivalents and receivables are carried at amounts which approximate fair value. Similarly, accrued expenses are carried at amounts which approximate fair value.

Note 3 – Income Taxes

The Company is included in the consolidated federal income tax return of its Parent. Pursuant to an arrangement with its Parent, the Company pays its current federal tax liability or receives its current tax benefit to the extent the related income or loss is included in the consolidated federal income tax return. The income tax provision (benefit) for the year ended December 31, 2007 consists of the following:

Current	
Federal	$ -
State and local	539
Deferred	
Federal	14,094
State and local	5,027
Valuation allowance	(19,121)
Total	$ 539

The Company has separate company federal tax net operating loss ("NOL") carry forwards of approximately $1,865,322, which represents cumulative net operating losses incurred through December 31, 2007. The federal NOL will begin to expire in the year ending December 31, 2020. The NOL result in a deferred tax asset of approximately $652,863 at December 31, 2007. The Company recorded a 100% valuation allowance against this account. The sole temporary differences related to amortization of goodwill in the amount of approximately $220,296, resulting in a deferred tax asset of approximately $77,104. A full valuation allowance has been recorded against this asset. Permanent differences are primarily attributable to meals and entertainment disallowance.

For state and local purposes, the Company is subject to tax as a corporation. The Company has a state NOL carry forward of $1,835,956, resulting in a deferred tax asset of $104,649. For New

Note 3 – Income Taxes (continued)

York City purposes, the Company has a NOL carry forwards of $1,834,267, resulting in a deferred tax asset of $104,553. The Company has recorded a full valuation allowance against both deferred tax assets.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which the NOL can be utilized. Management believes it is more likely than not that the Company will not be able to utilize these benefits; therefore at December 31, 2007 a valuation allowance has been established for the full amount of the deferred tax asset.

Note 4 – Retirement Plan

The Company sponsors a qualified defined contribution 401(k) profit sharing plan covering eligible employees. Subject to certain limitations, the annual contributions are at the discretion of the members. The plan provides generally for normal retirement at age 65. The Company has not made any matching contributions for the year ended December 31, 2007.

Note 5 – Commitments

The Company's office space is covered by an operating lease in which the Company paid rent of approximately $51,660 for year ended December 31, 2007.

Note 6 – Related Party Transactions

An administrative fee of $18,902 represents fees paid to an affiliate of the Ultimate Parent and classified in the statement of operations as clearing broker charges.

Note 7 – Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-l) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $561,309, which was $311,309 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .12 to 1.

NBGI SECURITIES, INC.
(A Wholly-Owned Subsidiary of NBG International Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2007

	Unaudited Amount per December 31, 2007 Focus Report	Amount Pursuant to Annual Audit Report	Difference Increase (Decrease)
Computation of Net Capital			
Stockholder's equity	$ 639,598	$ 639,599	$ 1
Less:			
Nonallowable assets			
Receivables from affiliates	52,964	52,964	-
Net fixed assets	1,097	1,097	-
Other assets	16,287	16,287	-
Total non allowable assets	70,348	70,348	-
Net capital before haircuts on securities positions	569,250	569,251	1
Haircuts on securities	7,942	7,942	-
Net Capital	$ 561,308	$ 561,309	$ 1
Amounts included in total liabilities which represent aggregate indebtedness -			
Accrued expenses and other liabilities	$ 66,989	$ 66,988	$ (1)
Minimum Net Capital Required (greater of $250,000 or 6-2/3% of aggregate indebtedness)	$ 250,000	$ 250,000	$ -
Net Capital in Excess of Minimum Requirements	$ 311,308	$ 311,309	$ 1
Ratio of Aggregate Indebtedness to Net Capital	.12 to 1	.12 to 1	

Note: The differences from the unaudited amounts per the FOCUS report and the amounts per the audit report relates to rounding.

NBGI SECURITIES, INC.
(A Wholly-Owned Subsidiary of NBG International Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATED TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934 the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2007, the Company had no deposit requirement.

Stephen J Georgallas CPA
96 Linwood Plaza #380
Fort Lee, NJ 07024
Tel: 1.201.461.0970
www.gncocpa@aol.com

February 16, 2008

To the Stockholder and Board of Directors of
NBGI Securities, Inc.:

In planning and performing my audit of the financial statements of NBGI Securities, Inc. (the "Company") for the year ended December 31, 2007 (on which I issued my report dated February 16, 2008), I considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company clears and settles all customer transactions on a DVP/RVP basis and does not perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange commissions' (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

My consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the Company's internal control and its operations that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of the Company's member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

END